Mail Stop 4561
Via Mail and Facsimile to (732) 870-4525

March 16, 2010

N. Robert Hammer, CEO
CommVault Systems, Inc.
2 Crescent Place
Oceanport, New Jersey

Re: **CommVault Systems, Inc.**
        Form 10-K for Fiscal Year Ended March 31, 2009
        Filed May 19, 2009
        File No. 001-33026

Dear Mr. Hammer:

We have completed our review of your Form 10-K and related filings and have no
further comments at this time on the specific issues raised.

Sincerely,

Mark P. Shuman
Branch Chief - Legal